Candela Arepa Bar LLC
Unaudited Profit & Loss
January through December 2022

	Jan - Dec 22
Net Income	0.00

Candela Arepa Bar LLC
Unaudited Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	0.00
LIABILITIES & EQUITY	0.00

Certification:

The financial statements of Candela Arepa Bar LLC, a Limited Liability Company, included in this form are true and complete in all material respects, noting that Candela Arepa Bar LLC has not been required to file a tax return prior to the date of this Form C.

Irena Stein

Member, Candela Arepa Bar LLC